Exhibit 99.1

Yandex Announces Changes in the Senior Management Team

Internet, 25 August 2014. Yandex (NASDAQ: YNDX), one of the largest European internet companies and the leading search provider in Russia, has today announced changes in its senior management team.

Alexander Shulgin, currently the group’s Chief Financial Officer, has been appointed Chief Operating Officer of Yandex’s Russian business, effective September 1. In his new role, Mr. Shulgin will be the principal executive in charge of operations of Yandex’s Russian business.

Greg Abovsky will be promoted to Chief Financial Officer to replace Mr. Shulgin, also effective September 1.

Arkady Volozh will remain the Chief Executive Officer of Yandex N.V., the holding company managing the entire Yandex Group, with overall responsibility for the development of Yandex products both in Russia and abroad.

“In Russia, Yandex is a large, successful business,” said Arkady Volozh. “Managing a company of this scale demands a lot of time and energy. I’m delighted that Alexander Shulgin will be assuming this responsibility. He is ideally positioned to take on the role of an operational executive for Yandex’s Russian business. His promotion will allow me to focus my energies on broader strategic initiatives, including expansion into new business models and markets and developing new areas to apply our technologies.”

Alexander Shulgin joined Yandex in 2010 in the position of Chief Financial Officer, leading the effort on Yandex’s IPO on the NASDAQ Global Select Market in 2011. Before joining Yandex, he spent 10 years working in various financial positions with Coca-Cola Hellenic, becoming Chief Financial Officer of Coca-Cola Hellenic Russia in 2007. He has a degree in management from Rostov-on-Don State University.

Greg Abovsky joined Yandex as its Vice President of Investor Relations in January 2013 and took on the additional role of VP of Corporate Development in October 2013. He began his career in the investment banking division of Morgan Stanley, and has over 14 years of experience in a variety of finance and investment management roles in the media and technology sectors. He holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

ABOUT YANDEX

Yandex (Nasdaq:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our future operations and potential operational expansion. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of the date hereof, and Yandex undertakes no duty to update this information unless required by law.